UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Energy Systems Group
(Name of Issuer)

Common Stock
(Title of Class of Securities)

643847106
(CUSIP Number)

Weihe Yu
GoldRiver Industrial Holding Limited
Marketing Office, 5F 51 Building, No. 5
Qiongyu Road, Hightech Industrial Park
Nanshan District, Shenzhen, China
008613802229290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	643847106	Page	of

1	NAMES OF REPORTING PERSONS: GoldRiver Industrial Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,078,182 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,078,182 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,078,182 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

CUSIP No.	643847106	Page	of

1		NAMES OF REPORTING PERSONS: Weihe Yu

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,078,182 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,078,182 shares of common stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,078,182 shares of common stock

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.1%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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 Item 1.      Security and Issuer.

                The class of equity securities to which this Schedule 13D relates is the common stock of New Energy Systems Group, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 116 West 23rd St., 5th Floor, New York, New York.

Item 2.      Identity and Background.

This Schedule 13D is being filed on behalf of GoldRiver Industrial Holding Limited (“GoldRiver”), a company organized under the laws of Hong Kong, and Weihe Yu (together, the “Reporting Person”).  The address of the principal office of GoldRiver is Room 806, Decheng Building, No 20, Queens E. Blvd., Hong Kong, China.  The principal business of GoldRiver is Investment.

Mr. Yu beneficially owns all of the outstanding securities of GoldRiver.  Mr. Yu’s business address is Marketing Office, 5F 51 Building, No. 5, Qiongyu Road, Hightech Industrial Park, Nanshan District, Shenzhen, China.  The present principle occupation of Mr. Yu is Chairman of the Board of Directors of the Issuer.  Prior to that the Reporting Person was the General Manager (and Founder) of Anytone (as defined below). The Reporting Person is a citizen of China.

                During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

                GoldRiver acquired 1,078,182 shares of common stock of the Issuer in exchange for 1,080,000 of shares of Anytone securities in a transaction described in more detail in Item 4 below.

Item 4.      Purpose of Transaction.
On November 19, 2009, the Issuer, Anytone International (H.K.) Co., Ltd. (“Anytone International”) and Shenzhen Anytone Technology Co., Ltd. (“Anytone”), and the shareholders of Anytone International and Anytone entered into a Share Exchange Agreement (the “Share Exchange Agreement”).

On December 7, 2009, the transactions contemplated by the Share Exchange Agreement closed, and the Issuer acquired Anytone International and thereby indirectly acquired Anytone International’s Chinese operating subsidiary Anytone.  The Issuer issued to the shareholders of Anytone International, proportionally among the Anytone International Shareholders in accordance with their respective ownership interest in Anytone International immediately before the closing of the Share Exchange Agreement, an aggregate of 3,593,939 shares of the Issuer’s Common Stock, and GoldRiver acquired 1,078,182 shares of common stock of the Issuer.

There are no material relationships between the Issuer or its affiliates and the Reporting Person, other than the Reporting Person acquiring the shares of Common Stock of the Issuer in connection with the Share Exchange Agreement.\

Except for the foregoing, the Reporting Person has no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

4

Item 5.      Interest in Securities of the Issuer.

     (a)      GoldRiver owns 1,078,182 shares of common stock of the Issuer (constituting 9.1% of the Issuer’s issued and outstanding common stock), acquired on December 7, 2009 pursuant to the Share Exchange Purchase Agreement. In connection with his ownership GoldRiver, Mr. Yu may be deemed to beneficially own the 1,078,182 shares of common stock of the Issuer owned by GoldRiver.

     (b)      The Reporting Persons share power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the 1,078,182 shares of common stock of the Issuer that GoldRiver owns.

     (c)      Transactions in the securities effected during the past sixty days: None, other than the transaction described in Item 4 of this Schedule 13D.

     (d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by GoldRiver.

     (e) The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except for the Share Exchange Agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.      Material to Be Filed as Exhibits.

     Exhibit A       Share Exchange Agreement
     Exhibit B        Agreement Regarding the Joint Filing of Schedule 13D

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2010	GoldRiver Industrial Holding Limited

Weihe Yu

April 22, 2010	Weihe Yu

/s/ Weihe Yu
Weihe Yu, Individually

6

EXHIBIT A

SHARE EXCHANGE AGREEMENT

AMONG

NEW ENERGY SYSTEMS GROUP

ANYTONE INTERNATIONAL (H.K.) CO., LTD.

SHENZHEN ANYTONE TECHNOLOGY CO., LTD.

AND

THE SHAREHOLDERS OF ANYTONE INTERNATIONAL (H.K.) CO., LTD. LISTED ON SCHEDULE 1

DATED AS OF

NOVEMBER __, 2009

TABLE OF CONTENTS

i

COUNTERPART SIGNATURE PAGE SHARE EXCHANGE AGREEMENT AMONG NEW ENERGY SYSTEMS GROUP, ANYTONE INTERNATIONAL (H.K.) CO., LTD., SHENZHEN ANYTONE TECHNOLOGY CO., LTD. AND THE SHAREHOLDERS NAMED THEREIN

INDEX OF SCHEDULES AND EXHIBITS

Exhibits:

A.    Certain Definitions

Schedules:

1.    Shareholders of Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone Technology Co., Ltd.

2.    Anytone International and Shenzhen Anytone Technology Co., Ltd. Disclosure Schedule

SHARE EXCHANGE AGREEMENT

      THIS SHARE EXCHANGE AGREEMENT (the “AGREEMENT”) dated as of November ___, 2009, is entered into by and among New Energy Systems Group (formerly known as China Digital Communication Group), a Nevada corporation (“NEWN”), Anytone International (H.K.) Co., Ltd., corporation organized under the laws of Hong Kong, China (“Anytone International”), Shenzhen Anytone Technology Co., Ltd. a Shenzhen corporation in China (“Anytone”), and the shareholders of Anytone International listed on Schedule 1 to this Agreement (each, a “Shareholder” and, collectively, the “Shareholders”).

RECITALS

      A. The Shareholders own the number of shares of capital stock in Anytone  International (the “Shares”) set forth opposite each Shareholder's name on Schedule 1, which Shares collectively constitute all of the issued and outstanding shares of capital stock in Anytone International.

      B. Anytone International is a holding company and the sole shareholder of Anytone.  Anytone International's sole assets are its shareholdings in Anytone.

      C. NEWN desires to purchase from the Shareholders, and the Shareholders desire to sell to NEWN, the Shares in exchange for shares of NEWN Common Stock, and cash, all on the terms and subject to the conditions set forth in this Agreement (the “Exchange”).

      D. As a result of the Exchange, NEWN will become the sole shareholder of Anytone International, and through Anytone International, will own all of the issued and outstanding stock of Anytone.

      E. Certain capitalized terms used in this Agreement are defined on Exhibit A.

AGREEMENT

      In consideration of the agreements, provisions and covenants set forth below, NEWN, Anytone International, the Shareholders and Anytone, hereby agree as follows:

ARTICLE I.

EXCHANGE OF SHARES

      1.1 AGREEMENT TO SELL.

      Upon the terms and subject to all of the conditions contained herein, each of the Shareholders hereby agrees to sell, assign, transfer and deliver to NEWN, and NEWN hereby agrees to purchase and accept from each of the Shareholders, on the Closing Date, the Shares.

      1.2 PURCHASE PRICE.

      As full consideration for the sale, assignment, transfer and delivery of total the Shares by the Shareholders to NEWN, and upon the terms and subject to all of the conditions contained herein, NEWN shall issue to the Shareholders an aggregate of 3,593,939 shares of NEWN Common Stock with standard restrictive legend (the “Acquisition Shares”, based upon the Average NEWN Stock Price), and pay cash consideration of US $10,000,000 pro rata to the Shareholders as set forth on Schedule 1.

1.3 MECHANICS OF EXCHANGE.

      (a) At the Closing, each Shareholder shall surrender the certificate or certificates that immediately prior to the Closing represented the Anytone International Common Stock (the “Certificates”) to the exchange agent designated by NEWN in exchange for the Acquisition Shares.

      (b) Promptly after the Closing, NEWN or its designated exchange agent shall make available to each Shareholder a letter of transmittal and instructions for use in effecting the surrender of Certificates in exchange for the Acquisition Shares. Upon surrender of a Certificate to such exchange agent together with the letter of transmittal, duly executed, the Shareholder shall be entitled to receive in exchange therefor such number of Acquisition Shares and cash as such Shareholder has the right to receive in respect of the Certificate so surrendered pursuant to the provisions of this Article I.

      1.4 NO FRACTIONAL SHARES.

      No fraction of a share of NEWN Common Stock shall be issued in the Exchange. In lieu of fractional shares, the Shareholders upon surrender of their Certificates as set forth in Section 1.3 shall be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying the fractional interest to which such Shareholder would otherwise be entitled by the Average NEWN Stock Price as of the date on which this Agreement has been signed by all parties.

      1.5 CLOSING.

      The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place in Shenzhen at 9:00 a.m., local time, on or before December 20, 2009 (the “Closing Date”); provided, however, that if all of the other conditions set forth in Articles VI and VII hereof are not satisfied or waived, unless this Agreement has been terminated under Section 9 hereof, or at such date, the Closing Date shall be the business day following the day on which all such conditions have been satisfied or waived, or at such other date, time and place as NEWN and Anytone International, Anytone and the Shareholders shall agree.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF ANYTONE

      Except as set forth in the Disclosure Schedule attached hereto provided by Anytone International and Anytone (the “Anytone International and Anytone Disclosure Schedule”), the parts of which are numbered to correspond to the section numbers of this Agreement, each of Anytone International, Anytone and the Shareholders represents and warrants jointly and severally to NEWN as follows:

      2.1 ORGANIZATION AND QUALIFICATION.

      Each of Anytone International and Anytone is duly and validly incorporated, and in good standing existing under the laws of China, has all requisite authority and power (corporate and other), governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and as contemplated to be conducted, to own, hold and operate its properties and assets as now owned, held and operated by it, to enter into this Agreement, to carry out the provisions hereof except where the failure to be in good standing or to have such governmental licenses, authorizations, consents and approvals will not, in the aggregate, either (i) have a Material Adverse Effect on the business, assets or financial condition of Anytone International or Anytone, or (ii) impair the ability of Anytone International or Anytone to perform its material obligations under this Agreement. Each of Anytone International and Anytone is duly qualified, licensed or domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or its properties owned or leased requires such qualification, licensing or domestication, except where the failure to be so qualified, licensed or domesticated will not have a Material Adverse Effect.

      2.2 SUBSIDIARIES.

      Except for Anytone International’s wholly owned subsidiary Anytone, Anytone International and Anytone do not own directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise. Anytone International and Anytone do not have any direct or indirect interests of stock ownership or otherwise in any corporation, partnership, joint venture, firm, association or business enterprise, and is not party to any agreement to acquire such an interest.

      2.3 FORMATION DOCUMENTS.

      The copies of the formation documents of each of Anytone International or Anytone (collectively, the “Organizational Documents”) that have been delivered to NEWN prior to the execution of this Agreement are true and complete and have not been amended or repealed. Anytone International and Anytone are not in violation or breach of any of the provisions of the Organizational Documents, except for such violations or breaches which, in the aggregate, will not have a Material Adverse Effect on Anytone International or Anytone.

      2.4 AUTHORIZATION AND VALIDITY OF THIS AGREEMENT.

      This Agreement and each of the Transaction Agreements constitute the legal, valid and binding obligation of each person or entity who is a party thereto (other than NEWN), enforceable against each such person or entity in accordance with its terms, except as such enforcement is limited by general equitable principles, or by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors rights generally. Each of Anytone International, the Shareholders and Anytone has all requisite legal capacity to execute and deliver this Agreement and the Transaction Agreements to which he or she is a party, and to perform its, his or her obligations hereunder and thereunder. The execution and delivery by each of Anytone International, Anytone and each Shareholders of this Agreement and the Transaction Agreements (to the extent either is a party thereto), and the consummation of the transactions contemplated herein and therein (the “Transactions”) have been authorized by all necessary corporate or other action on the part of Anytone International, Anytone and each of the Shareholders. This Agreement and the Transaction Agreements have been duly executed and delivered by the parties thereto (other than NEWN).

      2.5 NO VIOLATION.

      Neither the execution nor delivery of this Agreement or the Transaction Agreements, nor the consummation or performance of any of the Transactions by Anytone International, Anytone or the Shareholders will directly or indirectly:

      (i) violate or conflict with any provision of the Organizational Documents of Anytone or Anytone International; (B) result in (with or without notice or lapse of time) a violation or breach of, or conflict with or constitute a default or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or require notice under, any agreement, promissory note, lease, instrument or arrangement to which Anytone International or Anytone or any of its assets are bound or result in the creation of any Liens upon Anytone International or Anytone or any of its assets; (C) violate any order, writ, judgment, injunction, ruling, award or decree of any Governmental Body; (D) violate any statute, law or regulation of any jurisdiction as such statute, law or regulation that relates to the Shareholders, Anytone International or Anytone or any of the assets of Anytone International or Anytone; or (E) result in cancellation, modification, revocation or suspension of any permits, licenses, registrations, consents, approvals, authorizations or certificates issued or granted by any Governmental Body which are held by or granted to the Shareholders, Anytone International or Anytone or which are necessary for the conduct of Anytone International's or Anytone's business; or (ii) to the knowledge of Anytone International, Anytone or any of the Shareholders, cause Anytone International or Anytone to become subject to, or to become liable for the payment of, any Tax (as hereinafter defined) or cause any of the assets owned by Anytone International or Anytone to be reassessed or revalued by any taxing authority or other Governmental Body.

      None of Anytone International, Anytone or the Shareholders is or will be required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization (a “Consent”) from any person or entity (including, without limitation, any Governmental Body) in connection with (i) the execution and delivery of this Agreement or any of the Transaction Agreements, or (ii) the consummation or performance of any of the Transactions.

      2.6 CAPITALIZATION AND RELATED MATTERS.

      (a) Capitalization. The registered authorized and outstanding capital stock of Anytone International consists of 3,600,000 shares and Anytone’s registered capital is RMB $3,600,000 ($527,280 dollars). Except as set forth in the preceding sentence, no other class of capital stock or other security of Anytone International or Anytone is authorized, issued, reserved for issuance or outstanding. The Shareholders, as of the Closing Date, are the lawful, record and beneficial owners of the number of Anytone International Common Stock set forth opposite each Seller's name on Schedule 1 attached hereto, which shares constitute all of the issued and outstanding capital stock of Anytone International. Anytone International, as of the Closing Date, is the lawful, record and beneficial owner of Anytone. The Shareholders have, as of the date hereof and as of the Closing Date, valid and marketable title to their respective Shares, free and clear of all Liens (including, without limitation, any claims of spouses under applicable community property laws) and are the lawful, record and beneficial owners of all of the Shares. Anytone International, as of the date hereof is, and as of the Closing Date will be, the lawful, record and sole beneficial owner thereof.  Except as is issued to and held by the Shareholders or Anytone International, no other class of capital stock or other security of Anytone International or Anytone, as applicable, is authorized, issued, reserved for issuance or outstanding. At the Closing, NEWN will be vested with good and marketable title to the Shares, free and clear of all Liens (including, without limitation, any claims of spouses under applicable community property laws). No legend or other reference to any purported Lien appears upon any certificate representing the shares. Each of the Shares has been duly authorized and validly issued and is fully paid and nonassessable. None of the outstanding capital or other securities of Anytone International or Anytone was issued, redeemed or repurchased in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other securities or “blue sky” laws.

      (b) No Redemption Requirements. There are no authorized or outstanding options, warrants, equity securities, calls, rights, commitments or agreements of any character by which Anytone International, Anytone or any of the Shareholders is obligated to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or other securities of Anytone International or Anytone. There are no outstanding contractual obligations (contingent or otherwise) of Anytone International or Anytone to retire, repurchase, redeem or otherwise acquire any outstanding shares of capital stock of, or other ownership interests in, Anytone International or Anytone or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

      2.7 COMPLIANCE WITH LAWS AND OTHER INSTRUMENTS.

      Except as would not have a Material Adverse Effect, the business and operations of Anytone International and Anytone have been and are being conducted in accordance with all applicable foreign, federal, provincial and local laws, rules and regulations and all applicable orders, injunctions, decrees, writs, judgments, determinations and awards of all courts and governmental agencies and instrumentalities. There are no permits, bonuses, registrations, consents, approvals, authorizations, certificates, or any waiver of the foregoing, which are required to be issued or granted by a Governmental Body for the conduct of the Business as presently conducted or the ownership of the assets of Anytone International and Anytone. Except as would not have a Material Adverse Effect, each of Anytone International or Anytone is not, and has not received notice alleging that it is, in violation of, or (with or without notice or lapse of time or both) in default under, or in breach of, any term or provision of the Organizational Documents or of any indenture, loan or credit agreement, note, deed of trust, mortgage, security agreement or other material agreement, lease, license or other instrument, commitment, obligation or arrangement to which Anytone International or Anytone is a party or by which any of Anytone International's or Anytone's properties, assets or rights are bound or affected. To the knowledge of Anytone International and Anytone, no other party to any material contract, agreement, lease, license, commitment, instrument or other obligation to which Anytone International or Anytone is a party is (with or without notice or lapse of time or both) in default thereunder or in breach of any term thereof. Each of Anytone International and Anytone is not subject to any obligation or restriction of any kind or character, nor is there, to the knowledge of Anytone International or Anytone, any event or circumstance relating to Anytone International or Anytone that materially and adversely affects in any way its business, properties, assets or prospects or that prohibits Anytone International or Anytone from entering into this Agreement and the Transaction Agreements or would prevent or make burdensome its performance of or compliance with all or any part of this Agreement, the Transaction Agreements or the consummation of the Transactions contemplated hereby or thereby.

      2.8 CERTAIN PROCEEDINGS.

      There are no outstanding or pending Proceeding that has been commenced against or involving Anytone International or Anytone, their respective officers and directors, or any of their assets and, to the knowledge of Anytone International or Anytone and the Shareholders, no matters of the foregoing nature are contemplated or threatened. None of Anytone International, Anytone, their respective officers and directors, or the Shareholders have been charged with, and is not threatened with, or under any investigation with respect to, any allegation concerning any violation of any provision of any federal, provincial, local or foreign law, regulation, ordinance, order or administrative ruling, and is not in default with respect to any order, writ, injunction or decree of any Governmental Body.

      2.9 NO BROKERS OR FINDERS.

      None of Anytone International, Anytone, the Shareholders, or any officer, director, independent contractor, consultant, agent or employee of Anytone International or Anytone has agreed to pay, or has taken any action that will result in any person or entity becoming obligated to pay or entitled to receive, any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the Transactions. Anytone International, Anytone and the Shareholders shall jointly and severally indemnify and hold NEWN harmless against any liability or expense arising out of, or in connection with, any such claim.

      2.10 TITLE TO AND CONDITION OF PROPERTIES.

      Each of Anytone International and Anytone has good, valid and marketable title to all of its properties and assets (whether real, personal or mixed, and whether tangible or intangible) reflected as owned in its books and records, free and clear of all Liens. Each of Anytone International and Anytone owns or holds under valid leases or other rights to use all real property, plants, machinery, equipment and all assets necessary for the conduct of its business as presently conducted, except where the failure to own or hold such property, plants, machinery, equipment and assets would not have a Material Adverse Effect on Anytone International or Anytone. No Person other than Anytone International or Anytone owns or has any right to the use or possession of the assets used in Anytone International's or Anytone's business. The buildings, plants, machinery and equipment necessary for the conduct of the business of Anytone International or Anytone as presently conducted are structurally sound, are in good operating condition and repair and are adequate for the uses to which they are being put or would be put in the Ordinary Course of Business, in each case, taken as a whole, and none of such buildings, plants, machinery or equipment is in need of maintenance or  repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost.

      2.11 ABSENCE OF UNDISCLOSED LIABILITIES.

      Anytone International and Anytone have no debt, obligation or liability (whether accrued, absolute, contingent, liquidated or otherwise, whether asserted or unasserted, whether due or to become due, whether or not known to Anytone International or Anytone) arising out of any transaction entered into prior to the Closing Date or any act or omission prior to the Closing Date which individually or taken together would constitute a Material Adverse Effect on Anytone International or Anytone and have no debt, obligation or liability to each other or any of the Shareholders or their affiliates, except to the extent specifically set forth on or reserved against on the Balance Sheet of Anytone International or Anytone.

      The financial statements of Anytone International and Anytone provided to NEWN are consistent with the books and records of Anytone and Anytone International and fairly present in all material respects the financial condition, assets and liabilities of Anytone International and Anytone, as applicable, taken as a whole, as of the dates and periods indicated, and were prepared in accordance with GAAP (except as otherwise indicated therein or in the notes thereto).

      2.12 CHANGES.

      Neither Anytone International nor Anytone has, since September 30, 2009:

      (a) Ordinary Course of Business. Conducted its business or entered into any transaction other than in the Ordinary Course of Business, except for this Agreement.

      (b) Adverse Changes. Suffered or experienced any change in, or affecting, its condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations or prospects which would have a Material Adverse Effect;

      (c) Loans. Made any loans or advances to any Person other than travel advances and reimbursement of expenses made to employees, officers and directors in the Ordinary Course of Business;

      (d) Compensation and Bonuses. Made any payments of any bonuses or compensation other than regular salary payments, or increase in the salaries, or payment on any of its debts in the Ordinary Course of Business, to any of its shareholders, directors, officers, employees, independent contractors or consultants or entry into by it of any employment, severance, or similar contract with any director, officer, or employee, independent contractor or consultant; Adopted, or increased in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any of its employees;

      (e) Liens. Created or permitted to exist any Lien on any of its properties or assets other than Permitted Liens;

      (f) Capital Stock. Issued, sold, disposed of or encumbered, or authorized the issuance, sale, disposition or encumbrance of, or granted or issued any option to acquire any shares of its capital stock or any other of its securities or any Equity Security, or altered the term of any of its outstanding securities or made any change in its outstanding shares of capital stock or its capitalization, whether by reason of reclassification, recapitalization, stock split, combination, exchange or readjustment of shares, stock dividend or otherwise; changed its authorized or issued capital stock; granted any stock option or right to purchase shares of its capital stock; issued any security convertible into any of its capital stock; granted any registration rights with respect to shares of its capital stock; purchased, redeemed, retired, or otherwise acquired any shares of its capital stock; declared or paid any dividend or other distribution or payment in respect of shares of capital stock of any other entity;

      (g) Dividends. Declared, set aside, made or paid any dividend or other distribution to any of its shareholders;

      (h) Material Contracts. Terminated or modified any of its Material Contract except for termination upon expiration in accordance with the terms of such agreements, a description of which is included in the Anytone International and Anytone's Disclosure Schedule;

      (i) Claims. Released, waived or cancelled any claims or rights relating to or affecting Anytone International or Anytone in excess of US$10,000 in the aggregate or instituted or settled any Proceeding involving in excess of US$10,000 in the aggregate;

      (j) Discharged Liabilities. Paid, discharged, cancelled, waived or satisfied any claim, obligation or liability in excess of US$10,000 in the aggregate, except for liabilities incurred prior to the date of this Agreement in the Ordinary Course of Business;

      (k) Indebtedness. Created, incurred, assumed or otherwise become liable for any Indebtedness or commit to any endeavor involving a commitment in excess of US$10,000 in the aggregate, other than contractual obligations incurred in the Ordinary Course of Business;

      (l) Guarantees. Guaranteed or endorsed in a material amount any obligation or net worth of any Person;

      (m) Acquisitions. Acquired the capital stock or other securities or any ownership interest in, or substantially all of the assets of, any other Person;

      (n) Accounting. Changed its method of accounting or the accounting principles or practices utilized in the preparation of its financial statements, other than as required by GAAP;

      (o) Agreements. Entered into any agreement, or otherwise obligated itself, to do any of the foregoing.

      2.13 MATERIAL CONTRACTS.

      Each of Anytone International and Anytone has delivered to NEWN, prior to the date of this Agreement, true, correct and complete copies of each of its Material Contracts.

      (a) No Defaults. The Material Contracts of each of Anytone International and Anytone are valid and binding agreements of Anytone and Anytone International, as applicable, and are in full force and effect and are enforceable in accordance with their terms. Except as would not have a Material Adverse Effect, Anytone International and Anytone are not in breach or default of any of its Material Contracts to which it is a party and, to the knowledge of Anytone International and Anytone, no other party to any of its Material Contracts is in breach or default thereof. Except as would not have a Material Adverse Effect, no event has occurred or circumstance has existed that (with or without notice or lapse of time) would (i) contravene, conflict with or result in a violation or breach of, or become a default or event of default under, any provision of any of its Material Contracts, or (ii) permit Anytone International, Anytone or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any of its Material Contracts. Anytone International and Anytone have not received any notice and have no knowledge of any pending or threatened cancellation, revocation or termination of any of its Material Contracts to which it is a party, and there are no renegotiations of, or attempts to renegotiate.

      2.14 TAX RETURNS AND AUDITS.

      (a) Tax Returns. (a) All Tax Returns required to be filed by or on behalf of Anytone International or Anytone have been timely filed and all such Tax Returns were (at the time they were filed) and are true, correct and complete in all respects; (b) all Taxes of Anytone International and Anytone required to have been paid (whether or not reflected on any Tax Return) have been fully and timely paid, except those Taxes which are presently being contested in good faith or for which an adequate reserve for the payment of such Taxes has been established on Anytone Balance Sheet or Anytone International's balance sheet; (c) no waivers of statutes of limitation have been given or requested with respect to Anytone International or Anytone in connection with any Tax Returns covering Anytone International or Anytone or with respect to any Taxes payable by it; (d) no Governmental Body in a jurisdiction where Anytone International or Anytone does not file Tax Returns has made a claim, assertion or threat to Anytone International or Anytone that Anytone International or Anytone is or may be subject to taxation by such jurisdiction; (e) each of Anytone International and Anytone has duly and timely collected or withheld, paid over and reported to the appropriate Governmental Body all amounts required to be so collected or withheld for all periods under all applicable laws; (f) there are no Liens with respect to Taxes on the property or assets of Anytone International and Anytone other than Permitted Liens; (g) there are no Tax rulings, requests for rulings, or closing agreements relating to Anytone International or Anytone for any period (or portion of a period) that would affect any period after the date hereof; and (h) any adjustment of Taxes of Anytone International or Anytone made by a Governmental Body in any examination that Anytone International or Anytone is required to report to the appropriate provincial, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto have been paid. No state of fact exists or has existed which would constitute ground for the assessment of any tax liability by any Governmental Body. All Tax Returns filed by Anytone International and Anytone are true, correct and complete.

      (b) No Adjustments, Changes. Neither Anytone International, Anytone nor any other Person on behalf of Anytone International or Anytone (a) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of provincial, local or foreign law; or (b) has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of provincial, local or foreign law.

      (c) No Disputes. There is no pending audit, examination, investigation, dispute, proceeding or claim with respect to any Taxes of or Tax Return filed or required to be filed by Anytone International or Anytone, nor is any such claim or dispute pending or contemplated. Each of Anytone International and Anytone has made available to NEWN true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed or asserted against or agreed to by Anytone International or Anytone since the Formation Date, and any and all correspondence with respect to the foregoing. Anytone International and Anytone do not have any outstanding closing agreement, ruling request, request for consent to change a method of accounting, subpoena or request for information to or from a Governmental Body in connection with any Tax matter.

      (d) No Tax Allocation, Sharing. Anytone International and Anytone are not a party to any Tax allocation or sharing agreement. Other than with respect to the Tax Group of which Anytone International or Anytone is the common parent, Anytone International and Anytone (a) have not been a member of a Tax Group filing a consolidated income Tax Return under Section 1501 of the Code (or any similar provision of provincial, local or foreign law), and (b) do not have any liability for Taxes for any Person under Treasury regulations Section 1.1502-6 (or any similar provision of provincial, local or foreign law) as a transferee or successor, by contract or otherwise.

      2.15 ASSETS.

      The financial statements of Anytone International and Anytone reflect the properties and assets (real and personal) owned or leased by them.

      2.16 INSURANCE COVERAGE.

      Each of Anytone International and Anytone has made available to NEWN, prior to the date of this Agreement, true, correct and complete copies of all insurance and general liability policies maintained by Anytone International and Anytone on their properties and assets.  There are no claims made under any such current or prior insurance policies. All of such policies (i) taken together, provide adequate insurance coverage for the properties, assets and operations of Anytone International and Anytone for all risks normally insured against by a Person carrying on the same business as Anytone International or Anytone, and (ii) are sufficient for compliance with all applicable Laws and Material Contracts of Anytone International and Anytone. All of such policies are valid, outstanding and in full force and effect and, by their express terms, will continue in full force and effect following the consummation of the transactions contemplated by this Agreement. Except as set forth on Schedule 2.16, Anytone International and Anytone have not received and has no knowledge of (a) any refusal of coverage or any written notice that a defense will be afforded with reservation of rights, or (b) any notice of cancellation or any other indication in writing or otherwise that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder. All premiums due on such insurance policies on or prior to the date hereof have been paid. There are no, and Anytone International, Anytone and the Shareholders have no knowledge of any circumstances or facts which, with or without notice of lapse of time or both would lead to any: (i) pending or threatened claims with respect to Anytone International or Anytone or their properties or assets under any such insurance policies; (ii) claims as to which the insurers have notified Anytone International or Anytone that they intend to deny liability; and (iii) existing defaults on the part of Anytone International or Anytone under any such insurance policies.

      2.17 LITIGATION; ORDERS.

      There is no Proceeding (whether federal, provincial, local or foreign) pending or, to the knowledge of Anytone International, Anytone, or the Shareholders, threatened or appealable against or affecting Anytone International or Anytone, or any of its properties, assets, business, officers, directors or employees. To the knowledge of Anytone International or Anytone, there is no fact that might result in or form the basis for any such Proceeding. Anytone International and Anytone are not subject to any Orders and have not received any written opinion or memorandum or legal advice from their legal counsel to the effect that Anytone International or Anytone is exposed, from a legal standpoint, to any liability which would be material to its business. Anytone International and Anytone are not engaged in any legal action to recover monies due it or for damages sustained by any of them.

      2.18 LICENSES.

      Except as would not have a Material Adverse Effect, each of Anytone International and Anytone possesses from the appropriate Governmental Body all licenses, permits, authorizations, approvals, franchises and rights that are necessary for it to engage in its business as currently conducted and to permit it to own and use its properties and assets in the manner in which it currently owns and uses such properties and assets (collectively, “PERMITS”). Except as would not have a Material Adverse Effect, Anytone International and Anytone have not received any written notice from any Governmental Body or other Person that there is lacking any license, permit, authorization, approval, franchise or right necessary for Anytone International or Anytone to engage in its business as currently conducted and to permit Anytone International or Anytone to own and use its properties and assets in the manner in which it currently owns and uses such properties and assets. Except as would not have a Material Adverse Effect, the Permits are valid and in full force and effect. Except as would not have a Material Adverse Effect, no event has occurred or circumstance exists that may (with or without notice or lapse of time): (a) constitute or result, directly or indirectly, in a violation of or a failure to comply with any Permit; or (b) result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Permit. Neither Anytone International nor Anytone has received any written notice from any Governmental Body or any other Person regarding: (a) any actual, alleged, possible or potential contravention of any Permit; or (b) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to, any Permit. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Persons, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Persons. All Permits are renewable by their terms or in the Ordinary Course of Business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges, all of which have, to the extent due, been duly paid.

      2.19 INTERESTED PARTY TRANSACTIONS.

      No officer, director or shareholder of Anytone International, Anytone or any Affiliate, Related Person or “associate” (as such term is defined in Rule 405 of the Commission under the Securities Act) of any such Person, either directly or indirectly, (1) has an interest in any Person which (a) furnishes or sells services or products which are furnished or sold or are proposed to be furnished or sold by Anytone International or Anytone, or (b) purchases from or sells or furnishes to, or proposes to purchase from, sell to or furnish Anytone International or Anytone any goods or services; (2) has a beneficial interest in any contract or agreement to which Anytone International or Anytone is a party or by which it may be bound or affected; or (3) is a party to any material agreements, contracts or commitments in effect as of the date hereof with Anytone International or Anytone. “Related Person” means: (i) with respect to a particular individual, the individual's immediate family which shall include the individual's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law; and (ii) with respect to a specified individual or entity, any entity or individual that, directly or indirectly, controls, is controlled by, or is under common control with such specified entity or individual.

      2.20 GOVERNMENTAL INQUIRIES.

      Each of Anytone International and Anytone has made available to NEWN a copy of each material written inspection report, questionnaire, inquiry, demand or request for information received by Anytone International or Anytone from (and the response of Anytone International or Anytone thereto), and each material written statement, report or other document filed by Anytone International or Anytone with, any Governmental Body since the Formation Date.

      2.21 BANK ACCOUNTS AND SAFE DEPOSIT BOXES.

      Part 2.21 of the Anytone International and Anytone Disclosure Schedule discloses the title and number of each bank or other deposit or financial account, and each lock box and safety deposit box used by Anytone International or Anytone, the financial institution at which that account or box is maintained and the names of the persons authorized to draw against the account or otherwise have access to the account or box, as the case may be.

      2.22 INTELLECTUAL PROPERTY.

      Any Intellectual Property Anytone International or Anytone uses in its business as presently conducted is owned by Anytone International or Anytone or properly licensed. Anytone International and Anytone do not carry on business under any other business or trade names and does not have any knowledge of any infringement by Anytone International or Anytone of any patent, trademarks, copyright or trade secret.  Part 2.22 of the Anytone International and Anytone Disclosure Schedule sets forth the Intellectual Property of Anytone International and Anytone.

      2.23 STOCK OPTION PLANS; EMPLOYEE BENEFITS.

      (a) Neither Anytone International, nor Anytone currently have, or have ever had, a stock option plan providing for the grant by Anytone International or Anytone of stock options to directors, officers or employees.

      (b) Anytone International and Anytone do not have any employee benefit plans or arrangements covering their present and former employees or providing benefits to such persons in respect of services provided to Anytone International or Anytone. Anytone International and Anytone have no commitment, whether formal or informal and whether legally binding or not, to create any additional plan, arrangement or practice similar to the Approved Plans.

      (c) The consummation of the transactions contemplated hereby will not result in (i) any payment (including, without limitation, severance, unemployment compensation or bonus payments) becoming due from Anytone International or Anytone or due to any Person, (ii) any increase in the amount of compensation or benefits payable to any Person, or (iii) any acceleration of the vesting or timing of payment of any compensation, award or determination of options, warrants, rights, severance payments or other contingent obligations of any nature whatsoever of Anytone International or Anytone in favor of any Person. No agreement, arrangement or other contract of Anytone International or Anytone provides benefits or payments contingent upon, triggered by, or increased as a result of a change in the ownership or effective control of Anytone International or Anytone.

      (d) None of Anytone International or Anytone is a party to or bound by any written or oral agreement or understanding to employ, subsequent to the Closing, any of its respective present or former directors, officers, independent contractors, consultants, agents or employees.

      2.24 EMPLOYEE MATTERS

      (a) No former or current employee, officer or director of Anytone International or Anytone is a party to, or is otherwise bound by, any agreement or arrangement (including, without limitation, any confidentiality, non-competition or proprietary rights agreement) that in any way adversely affected, affects, or will affect (i) the performance of his, her or its duties to Anytone International or Anytone, or (ii) the ability of Anytone International or Anytone to conduct its business.

      (b) None of Anytone International or Anytone has employees, directors, officers, consultants, independent contractors, representatives or agents whose contract of employment or engagement cannot be terminated by three months' notice.

      (c) Anytone International and Anytone are not required or obligated to pay, and since the Formation Date, have not paid any moneys other than in respect of remuneration, pension or other benefits pursuant to plans described in Part 2.23 of the Anytone International and Anytone Disclosure Schedule, to or for the benefit of, any director, officer, employee, consultant, independent contractor, representative or agent of Anytone International or Anytone.

     (d) Anytone International and Anytone are in compliance with all applicable laws respecting employment and employment practices, terms and conditions or employment and wages and hours, and are not engaged in any unfair labor practice. There is no labor strike, dispute, shutdown or stoppage actually pending or, to the knowledge of Anytone International, Anytone or the Shareholders, threatened against or affecting Anytone International or Anytone.

      2.25 ENVIRONMENTAL AND SAFETY MATTERS.

      Except as would not have a Material Adverse Effect:

      (a) Each of Anytone International and Anytone has at all time been and is in compliance with all Environmental Laws and Orders applicable to Anytone International or Anytone, as applicable.

      (b) There are no Proceedings pending or, to the knowledge of Anytone International or Anytone, threatened against Anytone International or Anytone, or any of its officers and directors alleging the violation of any Environmental Law or Environmental Permit applicable to Anytone International or Anytone or alleging that Anytone International or Anytone or any of their officers and directors is a potentially responsible party for any environmental site contamination. None of Anytone International, Anytone or any of their officers and directors, or the Shareholders are aware of, or has ever received notice of, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent continued compliance, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste.

      (c) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement shall impose any obligations to notify or obtain the consent of any Governmental Body or third Persons under any Environmental Laws applicable to Anytone International or Anytone.

      2.26 MATERIAL CUSTOMERS.

      Since the Formation Date, none of the Material Customers (as hereinafter defined) of Anytone International or Anytone has notified any of Anytone International, Anytone or any of their officers and directors, or the Shareholders of their intent to terminate their business with Anytone International or Anytone business because of any dissatisfaction on the part of any such person or entity. The Transactions have not caused any of the Material Customers of Anytone International or Anytone to terminate or provide notice of their intent or threaten to terminate their business with Anytone International or Anytone or to notify Anytone International, Anytone or any of their officers and directors or the Shareholders of their intent not to continue to do such business with Anytone International or Anytone after the Closing. As used herein, “Material Customers” means those customers from whom Anytone International or Anytone derives annual revenues in excess of RMB 100,000.

      2.27 INVENTORIES.

      All inventories of Anytone International and Anytone are of good, usable and merchantable quality in all material respects, and, do not include a material amount of obsolete or discontinued items. All such inventories are of such quality as to meet in all material respects the quality control standards of Anytone International and Anytone.  All such inventories are recorded on the books at the lower of cost or market value determined in accordance with GAAP.  No write-down in inventory has been made or should have been made pursuant to GAAP during the past two years.

      2.28 MONEY LAUNDERING LAWS.

      The operations of Anytone International and Anytone are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all U.S. and non-U.S. jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Body (collectively, the “Money Laundering Laws”) and no Proceeding involving Anytone International or Anytone with respect to the Money Laundering Laws is pending or, to the knowledge of Anytone International or Anytone, threatened.

      2.29 DISCLOSURE.

      (a) Any information set forth in this Agreement, the Anytone International and Anytone Disclosure Schedule, or the Transaction Agreements shall be true, correct and complete in all material respects.

      (b) No statement, representation or warranty of Anytone International, Anytone or the Shareholders in this Agreement (taken with the Schedules) or the Transaction Agreements or any exhibits or schedules thereto contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, taken as a whole, in light of the circumstances in which they were made, not misleading.

      (c) Except as set forth in the Anytone International and Anytone Disclosure Schedule, the Shareholders, Anytone International and Anytone have no knowledge of any fact that has specific application to Anytone International or Anytone (other than general economic or industry conditions) and that adversely affects the assets or the business, prospects, financial condition, or results of operations of Anytone International or Anytone.

      (d) In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in the Schedules shall control.

      (e) The books of account, minute books and stock record books of Anytone International and Anytone, all of which have been made available to NEWN, are complete and accurate and have been maintained in accordance with sound business practices. Without limiting the generality of the foregoing, the minute books of Anytone International and Anytone contain complete and accurate records of all meetings held, and corporate action taken, by the shareholders, the boards of directors, and committees of the boards of directors of Anytone International or Anytone, as applicable, and no meeting of any such shareholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

      2.30 FINDERS AND BROKERS.

      (a) None of Anytone International, Anytone, the Shareholders or any Person acting on behalf of Anytone International, Anytone or the Shareholders has engaged any finder, broker, intermediary or any similar Person in connection with the Exchange.

      (b) None of Anytone International, Anytone, the Shareholders nor any Person acting on behalf of Anytone International, Anytone or the Shareholders has entered into a contract or other agreement that provides that a fee shall be paid to any Person or Entity if the Exchange is consummated.

2.31  FINANCIAL STATEMENTS.

          The financial statements of Anytone International and Anytone provided to NEWN present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of Anytone International and Anytone, as of the respective dates thereof, and the sales and earnings of the business of Anytone during the periods covered thereby, in all material respects and have been prepared in substantial accordance with generally accepted accounting principles consistently applied.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF NEWN

      NEWN hereby represents and warrants to the Shareholders as of the date hereof:

      3.1 ORGANIZATION; GOOD STANDING.

      NEWN is duly incorporated, validly and in good standing existing under the laws of Nevada, has all requisite authority and power (corporate and other), governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and as contemplated to be conducted, to own, hold and operate its properties and assets as now owned, held and operated by it, to enter into this Agreement, to carry out the provisions hereof except where the failure to be in good standing or to have such governmental licenses, authorizations, consents and approvals will not, in the aggregate, either (i) have a Material Adverse Effect on the business, assets or financial condition of NEWN, or (ii) impair the ability of NEWN to perform its material obligations under this Agreement. NEWN is duly qualified, licensed or domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or its properties owned or leased requires such qualification, licensing or domestication, except where the failure to be so qualified, licensed or domesticated will not have a Material Adverse Effect.

      3.2 NEWN COMMON STOCK.

      As of November 4, 2009, there were 5,446,105 shares of NEWN's common stock issued and outstanding. The Acquisition Shares, when issued in connection with this Agreement and the other Transactional Agreements, will be duly authorized, validly issued, fully paid and non-assessable.

      3.3 AUTHORITY; BINDING NATURE OF AGREEMENTS.

      (a) The execution, delivery and performance of this Agreement, the Transactional Agreements, and all other agreements and instruments contemplated to be executed and delivered by NEWN in connection herewith have been duly authorized by all necessary corporate action on the part of NEWN and its board of directors.

      (b) This Agreement, the Transactional Agreements, and all other agreements and instruments contemplated to be executed and delivered by NEWN constitute the legal, valid and binding obligation of NEWN, enforceable against NEWN in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, Exchange, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and by general principles of equity regardless of whether such enforceability is considered in a proceeding in law or equity.

      (c) There is no pending Proceeding, and, to NEWN's knowledge, no Person has threatened to commence any Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Exchange or NEWN's ability to comply with or perform its obligations and covenants under the Transactional Agreements, and, to the knowledge of NEWN, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding.

      3.4 NON-CONTRAVENTION; CONSENTS.

      The execution and delivery of this Agreement and the other Transactional Agreements, and the consummation of the Exchange, by NEWN will not, directly or indirectly (with or without notice or lapse of time):

      (a) contravene, conflict with or result in a material violation of (i) NEWN's Certificate of Incorporation or Bylaws, or (ii) any resolution adopted by NEWN Board or any committee thereof or the stockholders of NEWN;

      (b) to the knowledge of NEWN, contravene, conflict with or result in a material violation of, or give any Governmental Body the right to challenge the Exchange or to exercise any remedy or obtain any relief under, any legal requirement or any Order to which NEWN or any material assets owned or used by it are subject;

      (c) to the knowledge of NEWN, cause any material assets owned or used by NEWN to be reassessed or revalued by any taxing authority or other Governmental Body;

      (d) to the knowledge of NEWN, contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by NEWN or that otherwise relates to NEWN's business or to any of the material assets owned or used by NEWN, where such contraventions, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification would have a Material Adverse Effect on NEWN;

      (e) contravene, conflict with or result in a material violation or material breach of, or material default under, any Contract to which NEWN is a party;

      (f) give any Person the right to any payment by NEWN or give rise to any acceleration or change in the award, grant, vesting or determination of options, warrants, rights, severance payments or other contingent obligations of any nature whatsoever of NEWN in favor of any Person, in any such case as a result of the Exchange; or

      (g) result in the imposition or creation of any material Lien upon or with respect to any material asset owned or used by NEWN.

      Except for Consents, filings or notices required under the state and federal securities laws or any other laws or regulations or as otherwise contemplated in this Agreement and the other Transactional Agreements, NEWN will not be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement and the other Transactional Agreements or the consummation or performance of the Exchange.

      3.5 FINDERS AND BROKERS.

      (a) Neither NEWN nor any Person acting on behalf of NEWN has engaged any finder, broker, intermediary or any similar Person in connection with the Exchange.

      (b) NEWN has not entered into a contract or other agreement that provides that a fee shall be paid to any Person or Entity if the Exchange is consummated.

      3.6 REPORTS AND FINANCIAL STATEMENTS; ABSENCE OF CERTAIN CHANGES.

      (a) Except for certain ownership reports which were not filed by certain individuals, NEWN has filed all reports required to be filed with the SEC pursuant to the Exchange Act since December 31, 2004 (all such reports, including those to be filed prior to the Closing Date and all registration statements and prospectuses filed by NEWN with the SEC, are collectively referred to as the “NEWN SEC REPORTS). All of the NEWN SEC Reports, as of their respective dates of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) complied in all material respects as to form with the applicable requirements of the Securities Act or Exchange Act and the rules and regulations thereunder, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements of NEWN included in the NEWN SEC Reports comply in all material respects with the published rules and regulations of the SEC with respect thereto, and such audited financial statements (i) were prepared from the books and records of NEWN, (ii) were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and (iii) present fairly the financial position of NEWN as of the dates thereof and the results of operations and cash flows for the periods then ended. The unaudited financial statements included in the NEWN SEC Reports comply in all material respects with the published rules and regulations of the SEC with respect thereto; and such unaudited financial statements (i) were prepared from the books and records of NEWN, (ii) were prepared in accordance with GAAP, except as otherwise permitted under the Exchange Act and the rules and regulations thereunder, on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and (iii) present fairly the financial position of NEWN as of the dates thereof and the results of operations and cash flows (or changes in financial condition) for the periods then ended, subject to normal year-end adjustments and any other adjustments described therein or in the notes or schedules thereto.

      (b) Except as specifically contemplated by this Agreement or reflected in the NEWN SEC Reports, since September 30, 2009, there has not been (i) any material adverse change in NEWN's business, assets, liabilities, operations, and, to the knowledge of NEWN, no event has occurred that is likely to have a material adverse effect on NEWN's business, assets, liabilities or operations, (ii) any declarations setting aside or payment of any dividend or distribution with respect to the NEWN Common Stock other than consistent with past practices, (iii) any material change in NEWN's accounting principles, procedures or methods, (iv) cancellation in writing of any material customer contract or (v) the loss of any customer relationship which would have a material adverse effect on NEWN's business, assets, liabilities or operations.

      3.7 COMPLIANCE WITH APPLICABLE LAW.

      Except as disclosed in the NEWN SEC Reports filed prior to the date of this Agreement and except to the extent that the failure or violation would not in the aggregate have a Material Adverse Effect on the business, results of operations or financial condition of NEWN, to NEWN's knowledge, NEWN holds all Governmental Authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of NEWN is not being conducted in violation of, any Governmental Authorization applicable to NEWN.

      3.8 COMPLETE COPIES OF REQUESTED REPORTS.

      NEWN has delivered or made available true and complete copies of each document that has been reasonably requested by Anytone International, Anytone or the Shareholders.

      3.9 FULL DISCLOSURE.

      (a) Neither this Agreement (including all Schedules and Exhibits hereto) nor any of the Transactional Agreements contemplated to be executed and delivered by NEWN in connection with this Agreement contains any untrue statement of material fact; and none of such documents omits to state any material fact necessary to make any of the representations, warranties or other statements or information contained therein not misleading.

      (b) All of the information set forth in the NEWN SEC Reports and all other information regarding NEWN and the business, condition, assets, liabilities, operations, financial performance, net income and prospects of either that has been furnished to Anytone International, Anytone or the Shareholders by or on behalf of NEWN or any of the NEWN's Representatives, is accurate and complete in all material respects.

ARTICLE IV.

COVENANTS OF ANYTONE INTERNATIONAL AND ANYTONE

      4.1 ACCESS AND INVESTIGATION.

      Each of Anytone International and Anytone shall ensure that, at all times during the Pre-Closing Period:

      (a) Anytone International, Anytone and their Representatives provide NEWN and its Representatives access, at reasonable times and with twenty-four (24) hours notice from NEWN to Anytone International or Anytone, to all of the premises and assets of Anytone International and Anytone, to all existing books, records, Tax Returns, work papers and other documents and information relating to Anytone International or Anytone, and to responsible officers and employees of Anytone International or Anytone, and Anytone International, Anytone and its Representatives provide NEWN and its Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to Anytone International or Anytone as NEWN may request in good  faith;

      (b) Each of Anytone International and Anytone and their Representatives confer regularly with NEWN upon its request, concerning operational matters and otherwise report regularly (not less than semi-monthly and as NEWN may otherwise request) to NEWN and discuss with NEWN and its Representatives concerning the status of the business,  condition, assets, liabilities, operations, and financial performance of Anytone International or Anytone, and promptly notify NEWN of any material change in the business, condition, assets, liabilities, operations, and financial performance of Anytone International or Anytone, or any event reasonably likely to lead to any such change.

      4.2 OPERATION OF BUSINESS.

      Each of Anytone International and Anytone shall ensure that, during the Pre-Closing Period:

      (a) It conducts its operations in the Ordinary Course of Business and in the same manner as such operations have been conducted prior to the date of this Agreement;

      (b) It uses its commercially reasonable efforts to preserve intact its current business organization, keep available and not terminate the services of its current officers, directors and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Anytone International or Anytone;

      (c) It does not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or issue any additional shares of its capital stock, and does not repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

      (d) It does not sell or otherwise issue (or grant any warrants, options or other rights to purchase) any shares of capital stock or any other securities;

      (e) It does not amend its Organizational Documents, and does not affect or become a party to any recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

      (f) It does not form any subsidiary or acquire any equity interest or other interest in any other Entity;

      (g) It does not establish or adopt any Employee Benefit Plan, and does not pay any bonus or make any profit sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

      (h) It does not change any of its methods of accounting or accounting practices in any respect;

      (i) It does not make any Tax election;

      (j) It does not commence or take any action or fail to take any action which would result in the commencement of any Proceeding;

      (k) It does not (i) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other assets, other than in the Ordinary Course of Business; (ii) incur, assume or prepay any indebtedness, Indebtedness or obligation or any other liabilities or issue any debt securities, other than in the Ordinary Course of Business; (iii) assume, guarantee, endorse for the obligations of any other person, other than in the Ordinary Course of Business; (iv) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the Ordinary Course of Business; or (v) fail to maintain insurance consistent with past practices for its business and property;

      (l) It pays all debts and Taxes, files all of its Tax Returns (as provided herein) and pays or performs all other obligations, when due;

      (m) It does not enter into or amend any agreements pursuant to which any other Person is granted distribution, marketing or other rights of any type or scope with respect to any of its services, products or technology;

      (n) It does not hire any new officer-level employee or increase or decrease the size of its board of directors;

      (o) It does not revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable, except as required under GAAP and in the Ordinary Course of Business;

      (p) Except as otherwise contemplated hereunder, it does not enter into any transaction or take any other action outside the Ordinary Course of Business; and

      (q) It does not enter into any transaction or take any other action that likely would cause or constitute a Breach of any representation or warranty made by it in this Agreement.

      4.3 FILINGS AND CONSENTS; COOPERATION.

      Each of Anytone International and Anytone shall ensure that:

      (a) Each filing or notice required to be made or given (pursuant to any applicable Law, Order or contract, or otherwise) by Anytone International, Anytone or the Shareholders in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is made or given as soon as possible after the date of this Agreement;

      (b) Each Consent required to be obtained (pursuant to any applicable Law, Order or contract, or otherwise) by Anytone International, Anytone or the Shareholders in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is obtained as soon as possible after the date of this Agreement and remains in full force and effect through the Closing Date;

      (c) It promptly delivers to NEWN a copy of each filing made, each notice given and each Consent obtained by Anytone International or Anytone during the Pre-Closing Period; and

      (d) During the Pre-Closing Period, it and its Representatives cooperate with NEWN and NEWN's Representatives, and prepare and make available such documents and take such other actions as NEWN may request in good faith, in connection with any filing, notice or Consent that NEWN is required or elects to make, give or obtain.

      4.4 NOTIFICATION; UPDATES TO DISCLOSURE SCHEDULES.

      (a) During the Pre-Closing Period, each of Anytone International and Anytone shall promptly notify NEWN in writing of:

            (i) the discovery by it of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement which is contrary to any representation or warranty made by it in this Agreement or in any of the other Transactional Agreements, or that would upon the giving of notice or lapse of time, result in any of its representations and warranties set forth in this agreement to become untrue or otherwise cause any of the conditions of Closing set forth in Article VI or Article VII not to be satisfied;

            (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement (except as a result of actions taken pursuant to the express written consent of NEWN) and that is contrary to any representation or warranty made by it in this Agreement, or that would upon the giving of notice or lapse of time, result in any of its representations and warranties set forth in this agreement to become untrue or otherwise cause any of the conditions of Closing set forth in Article VI or Article VII not to be satisfied;

      (b) If any event, condition, fact or circumstances that is required to be disclosed pursuant to Section 4.4(a) requires any material change in the Anytone International and Anytone Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Anytone International and Anytone Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstances, then Anytone International or Anytone, as applicable, shall promptly deliver to NEWN an update to the Anytone International and Anytone Disclosure Schedule specifying such change (a “Disclosure Schedule Update”).

      (c) It will promptly update any relevant and material information provided to NEWN after the date hereof pursuant to the terms of this Agreement.

      4.5 COMMERCIALLY REASONABLE EFFORTS.

      During the Pre-Closing Period, each of Anytone International and Anytone shall use its commercially reasonable efforts to cause the conditions set forth in Article VI and Article VII to be satisfied on a timely basis and so that the Closing can take place on or before December 20, 2009, in accordance with Section 1.5, and shall not take any action or omit to take any action, the taking or omission of which would or could reasonably be expected to result in any of the representations and warranties of Anytone International and Anytone set forth in this Agreement becoming untrue, or in any of the conditions of Closing set forth in Article VI or Article VII not being satisfied.

      4.6 CONFIDENTIALITY; PUBLICITY.

      Each of Anytone International and Anytone shall ensure that:

      (a) It and its Representatives keep strictly confidential the existence and terms of this Agreement prior to the issuance or dissemination of any mutually agreed upon press release or other disclosure of the Exchange; and

      (b) neither it nor any of its Representatives issues or disseminates any press release or other publicity or otherwise makes any disclosure of any nature (to any of its suppliers, customers, landlords, creditors or employees or to any other Person) regarding any of the Exchange; except in each case to the extent that it is required by law to make any such disclosure regarding such transactions or as separately agreed by the parties;
provided, however, that if it is required by law to make any such disclosure, Anytone International or Anytone advises NEWN, at least five business days before making such disclosure, of the nature and content of the intended disclosure.

ARTICLE V.

COVENANTS OF NEWN

      5.1 NOTIFICATION.

      During the Pre-Closing Period, NEWN shall promptly notify Anytone International or Anytone in writing of:

      (a) the discovery by NEWN of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement which is contrary to any representation or warranty made by NEWN in this Agreement; and,

      (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement (except as a result of actions taken pursuant to the written consent of Anytone) and that is contrary to any representation or warranty made by NEWN in this Agreement;

      5.2 FILINGS AND CONSENTS; COOPERATION.

      NEWN shall ensure that:

      (a) Each filing or notice required to be made or given (pursuant to any applicable Law, Order or contract, or otherwise) by NEWN in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is made or given as soon as possible after the date of this Agreement;

      (b) Each Consent required to be obtained (pursuant to any applicable Law, Order or contract, or otherwise) by NEWN in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is obtained as soon as possible after the date of this Agreement and remains in full force and effect through the Closing Date;

      (c) NEWN promptly delivers to Anytone International and Anytone a copy of each filing made, each notice given and each Consent obtained by NEWN during the Pre-Closing Period; and

      (d) During the Pre-Closing Period, NEWN and its Representatives cooperate with Anytone International, Anytone and their Representatives, and prepare and make available such documents and take such other actions as Anytone International or Anytone may request in good faith, in connection with any filing, notice or Consent that Anytone International or Anytone is required or elects to make, give or obtain.

      5.3 COMMERCIALLY REASONABLE EFFORTS.

      During the Pre-Closing Period, NEWN shall use its commercially reasonable efforts to cause the conditions set forth in Article VI and Article VII to be satisfied on a timely basis and so that the Closing can take place on or before December 20, 2009 or as soon thereafter as is reasonably practical, in accordance with Section 1.5, and shall not take any action or omit to take any action, the taking or omission of which would or could reasonably be expected to result in any of the representations and warranties or NEWN set forth in this Agreement becoming untrue or in any of the conditions of closing set forth in Article VI or Article VII not being satisfied.

      5.4 DISCLOSURE OF CONFIDENTIAL INFORMATION.

      (a) Each of NEWN, Anytone and the Shareholders acknowledges and agrees that it may receive Confidential Information in connection with this Transaction including without limitation, the Anytone International and Anytone Disclosure Schedule and any information disclosed during the due diligence process, the public disclosure of which will harm the disclosing party's business. The Receiving Party may use Confidential Information only in connection with the Transaction. The results of the due diligence review may not be used for any other purpose other than in connection with the Transaction. Except as expressly provided in this Agreement, the Receiving Party shall not disclose Confidential Information to anyone without the Disclosing Party's prior written consent. The Receiving Party shall take all reasonable measures to avoid disclosure, dissemination or unauthorized use of Confidential Information, including, at a minimum, those measures it takes to protect its own confidential information of a similar nature. The Receiving Party shall not export any Confidential Information in any manner contrary to the export regulations of the governmental jurisdiction to which it is subject.

      (b) The Receiving Party may disclose Confidential Information as required to comply with binding orders of governmental entities that have jurisdiction over it, provided that the Receiving Party (i) gives the Disclosing Party reasonable notice (to the extent permitted by law) to allow the Disclosing Party to seek a protective order or other appropriate remedy, (ii) discloses only such information as is required by the governmental entity, and (iii) uses commercially reasonable efforts to obtain confidential treatment for any Confidential Information so disclosed.

      (c) All Confidential Information shall remain the exclusive property of the Disclosing Party. The Disclosing Party's disclosure of Confidential Information shall not constitute an express or implied grant to the Receiving Party of any rights to or under the Disclosing Party's patents, copyrights, trade secrets, trademarks or other intellectual property rights.

      (d) The Receiving Party shall notify the Disclosing Party immediately upon discovery of any unauthorized use or disclosure of Confidential Information or any other breach of this Agreement by the Receiving Party. The Receiving Party shall cooperate with the Disclosing Party in every reasonable way to help the Disclosing Party regain possession of such Confidential Information and prevent its further unauthorized use.

      (e) The Receiving Party shall return or destroy all tangible materials embodying Confidential Information (in any form and including, without limitation, all summaries, copies and excerpts of Confidential Information) promptly following the Disclosing Party's written request; provided, however, that, subject to the provisions of this Agreement, the Receiving Party may retain one copy of such materials in the confidential, restricted access files of its legal department for use only in the event a dispute arises between the parties related to the Transaction and only in connection with that dispute. At the Disclosing Party's option, the Receiving Party shall provide written certification of its compliance with this Section.

      5.5 INDEMNIFICATION.

      (a) Each of Anytone International, Anytone and the Shareholders, jointly and severally, each shall defend, indemnify and hold harmless NEWN, and its employees, officers, directors, stockholders, controlling persons, affiliates, agents, successors and assigns (collectively, the “NEWN Indemnified Persons”), and shall reimburse the NEWN Indemnified Person, for, from and against any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), directly or indirectly, relating to, resulting from or arising out of:

            (i) any untrue representations, misrepresentations or breach of warranty by or of Anytone International, Anytone or the Shareholders contained in or pursuant to this Agreement, and the Anytone International and Anytone Disclosure Schedule;

            (ii) any breach or nonfulfillment of any covenant, agreement or other obligation by or of Anytone International, Anytone or the Shareholders (only to the extent made or occurring prior to or at the Closing) contained in or pursuant to this Agreement, the Transaction Agreements executed by Anytone International, Anytone or any of the Shareholders in their individual capacity, the Anytone International and Anytone  Disclosure Schedule, or any of the other agreements, documents, schedules or exhibits to be entered into by Anytone International or Anytone or any of the Shareholders in their individual capacity pursuant to or in connection with this Agreement;

            (iii) all of Pre-Closing liabilities of Anytone International, Anytone or the Shareholders; and

            (iv) any liability, claim, action or proceeding of any kind whatsoever, whether instituted or commenced prior to or after the Closing Date, which directly or indirectly relates to, arises or results from, or occurs in connection with facts or circumstances relating to the conduct of business of Anytone International or Anytone, or the assets of Anytone International or Anytone, or events or circumstances existing on or prior to the Closing Date.

      (b) NEWN shall defend, indemnify and hold harmless Anytone International, Anytone and its respective affiliates, agents, successors and assigns (collectively, the “Anytone Indemnified Persons”), and shall reimburse the Anytone Indemnified Persons, for, from and against any Damages, directly or indirectly, relating to, resulting from or arising out of:

            (i) any untrue representation, misrepresentation or breach of warranty by NEWN contained in or pursuant to this Agreement;

            (ii) any breach or nonfulfillment of any covenant, agreement or other obligations by or of NEWN contained in or pursuant to this Agreement, the Transaction Agreements or any other agreements, documents, schedules or exhibits to be entered into or delivered to pursuant to or in connection with this Agreement.

      (c) Promptly after receipt by an indemnified Party under Section 5.6 of this Agreement of notice of a claim against it (“Claim”), such indemnified Party shall, if a claim is to be made against an indemnifying Party under such Section, give notice to the indemnifying Party of such Claim, but the failure to so notify the indemnifying Party will not relieve the indemnifying Party of any liability that it may have to any indemnified Party, except to the extent that the indemnifying Party demonstrates that the defense of such action is prejudiced by the indemnified Party's failure to give such notice.

      (c) A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the Party from whom indemnification is sought.

ARTICLE VI.

CLOSING CONDITIONS OF NEWN

      NEWN's obligations to affect the Closing and consummate the Exchange are subject to the satisfaction of each of the following conditions:

      6.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES.

      The representations and warranties of Anytone International, Anytone and the Shareholders in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing. Anytone International, Anytone and the Shareholders shall have performed all obligations in this Agreement required to be performed or observed by them on or prior to the Closing.

      6.2 ADDITIONAL CONDITIONS TO CLOSING.

      (a) All necessary approvals under federal and state securities laws and other authorizations relating to the issuance of the Acquisition Shares and the transfer of the Shares shall have been received.

      (b) No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of the Exchange shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree, or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Exchange. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Body which are necessary for the consummation of the Exchange, other than those the failure to obtain which would not materially adversely affect the consummation of the Exchange or in the aggregate have a material adverse effect on NEWN and its subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect.

      (c) There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Exchange, by any Governmental Body which, in connection with the grant of a Requisite Regulatory Approval, imposes any material condition or material restriction upon NEWN or its subsidiaries or Anytone International or Anytone, including, without limitation, requirements relating to the disposition of assets, which in any such case would so materially adversely impact the economic or business benefits of the Exchange as to render inadvisable the consummation of the Exchange.

      6.3 PERFORMANCE OF AGREEMENTS.

      Anytone International, Anytone or the Shareholders, as the case may be, shall have executed and delivered each of the agreements, instruments and documents required to be executed and delivered, and performed all actions required to be performed by Anytone International or Anytone or any of the Shareholders, as the case may be, pursuant to this Agreement, except as NEWN has otherwise consented in writing.

      6.4 CONSENTS.

      Each of the Consents identified or required to have been identified in the Anytone International and Anytone Disclosure Schedule shall have been obtained and shall be in full force and effect, other than those Consents, which have been expressly waived by NEWN.

      6.5 NO MATERIAL ADVERSE CHANGE AND SATISFACTORY DUE DILIGENCE.

      There shall not have been any material adverse change in the business, condition, assets, liabilities, operations or financial performance of Anytone International or Anytone since the date of this Agreement as determined by NEWN in its discretion. NEWN shall be satisfied in all respects with the results of its due diligence review of Anytone International and Anytone.

      6.6 ANYTONE INTERNATIONAL/ANYTONE CLOSING CERTIFICATES.

      In addition to the documents required to be received under this Agreement, NEWN shall also have received the following documents:

      (a) copies of resolutions of Anytone International and Anytone, certified by a Secretary, Assistant Secretary or other appropriate officer of Anytone International or Anytone, authorizing the execution, delivery and performance of this Agreement and other Transactional Agreements;

      (b) good standing certificate from China of Anytone International and Anytone; and

      (c) such other documents as NEWN may request in good faith for the purpose of (i) evidencing the accuracy of any representation or warranty made by Anytone International and Anytone, (ii) evidencing the compliance by Anytone International and Anytone, or the performance by Anytone International and Anytone of, any covenant or obligation set forth in this Agreement or any of the other Transactional Agreements, (iii) evidencing the satisfaction of any condition set forth in Article VII or this Article VI, or (iv) otherwise facilitating the consummation or performance of the Exchange.

      6.7 TRANSACTIONAL AGREEMENTS.

      Each Person (other than NEWN) shall have executed and delivered prior to or on the Closing Date all Transactional Agreements to which it is to be a party.

      6.8 DELIVERY OF STOCK CERTIFICATES, MINUTE BOOK AND CORPORATE SEAL.

      The Shareholders shall have delivered to NEWN the stock books, stock ledgers, minute books and corporate seals of Anytone International and Anytone.

ARTICLE VII.

CLOSING CONDITIONS OF THE SHAREHOLDERS

      The Shareholders' obligations to affect the Closing and consummate the Exchange are subject to the satisfaction of each of the following conditions:

      7.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES.

      The representations and warranties of NEWN in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing and NEWN shall have performed all obligations in this Agreement required to be performed or observed by them on or prior to the Closing.

      7.2 ADDITIONAL CONDITIONS TO CLOSING.

      (a) All necessary approvals under federal and state securities laws and other authorizations relating to the issuance and transfer of the Acquisition Shares by NEWN and the transfer of the Shares by Anytone International and Anytone shall have been received.

      (b) No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of the Exchange shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree, or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Exchange. All Requisite Regulatory Approvals shall have been filed, occurred or been obtained and all such Requisite Regulatory Approvals shall be in full force and effect.

      (c) There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Exchange, by any federal or state Governmental Body which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon NEWN or its subsidiaries (or, in the case of any disposition of assets required in connection with such Requisite Regulatory Approval, upon NEWN, its subsidiaries or Anytone, Anytone International or any of their subsidiaries), including, without limitation, requirements relating to the disposition of assets, which in any such case would so materially adversely impact the economic or business benefits of the Exchange as to render inadvisable the consummation of the Exchange.

      7.3 NEWN CLOSING CERTIFICATES.

      The Shareholders shall have received the following documents:

      (a) copies of resolutions of NEWN, certified by a Secretary, Assistant Secretary or other appropriate officer of NEWN, authorizing the execution, delivery and performance of the Transactional Agreements and the Exchange;

      (b) good standing certificates for the State of Nevada; and

      (c) such other documents as Anytone International or Anytone may request in good faith for the purpose of (i) evidencing the accuracy of any representation or warranty made by NEWN, (ii) evidencing the compliance by NEWN with, or the performance by NEWN of, any covenant or obligation set forth in this Agreement or any of the other Transactional Agreements, (iii) evidencing the satisfaction of any condition set forth in Article VI or this Article VII, or (iv) otherwise facilitating the consummation or performance of the Exchange.

      7.4 NO MATERIAL ADVERSE CHANGE.

      There shall not have been any material adverse change in NEWN's business, condition, assets, liabilities, operations or financial performance since the date of this Agreement.

      7.5 PERFORMANCE OF AGREEMENTS.

      NEWN shall have executed and delivered each of the agreements, instruments and documents required to be executed and delivered, and performed all actions required by NEWN pursuant to this Agreement, except as Anytone International, Anytone and the Shareholders have otherwise consented in writing.

      7.6 CONSENTS.

      Each of the Consents identified or required to have been identified in Section 3.4 shall have been obtained and shall be in full force and effect, other than those Consents the absence of which shall not have a material adverse effect on NEWN.

      7.7 NEWN STOCK.

      On the Closing Date, shares of NEWN Common Stock shall be eligible for quotation on the OTC Bulletin Board.

ARTICLE VIII.

FURTHER ASSURANCES

      Each of the parties hereto agrees that it will, from time to time after the date of the Agreement, execute and deliver such other certificates, documents and instruments and take such other action as may be reasonably requested by the other party to carry out the actions and transactions contemplated by this Agreement, including the closing conditions described in Articles VI and VII. Anytone International , Anytone and the Shareholders shall reasonably cooperate with NEWN in its of the books and records of Anytone International and Anytone, or in preparing any solicitation materials to be sent to the shareholders of NEWN in connection with the approval of the Exchange and the transactions contemplated by the Transactional Agreements.

ARTICLE IX.

TERMINATION

      9.1 TERMINATION.

      This Agreement may be terminated and the Exchange abandoned at any time prior to the Closing Date:

      (a) by mutual written consent of NEWN, Anytone International, Anytone and the Shareholders;

      (b) by NEWN if NEWN is not satisfied with the results of its due diligence of Anytone International and Anytone for any reason;

      (c) by NEWN if (i) there is a material Breach of any covenant or obligation of Anytone International, Anytone or the Shareholders; provided however, that if such Breach or Breaches are capable of being cured prior to the Closing Date, such Breach or Breaches shall not have been cured within 10 days of delivery of the written notice of such Breach, or (ii) NEWN reasonably determines that the timely satisfaction of any condition set forth in Article VI has become impossible or impractical (other than as a result of any failure on the part of NEWN to comply with or perform its covenants and obligations under this Agreement or any of the other Transactional Agreements);

      (d) by Anytone International or Anytone if (i) there is a material Breach of any covenant or obligation of NEWN; provided however, that if such Breach or Breaches are capable of being cured prior to the Closing Date, such Breach or Breaches shall not have been cured within 10 days of delivery of the written notice of such Breach, or (ii) Anytone International or Anytone reasonably determines that the timely satisfaction of any condition set forth in Article VII has become impossible or impractical (other than as a result of any failure on the part of Anytone International or Anytone or any Shareholder to comply with or perform any covenant or obligation set forth in this Agreement or any of the other Transactional Agreements);

      (e) by NEWN if the Closing has not taken place on or before December 20, 2009 (except if as a result of any failure on the part of NEWN to comply with or perform its covenants and obligations under this Agreement or in any other Transactional Agreement);

      (f) by Anytone International or Anytone if the Closing has not taken place on or before December 20, 2009 (except if as a result of the failure on the part of Anytone International, Anytone or the Shareholders to comply with or perform any covenant or obligation set forth in this Agreement or in any other Transactional Agreement);

      (g) by any of NEWN, on the one hand or Anytone International or Anytone, on the other hand, if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Exchange and such order, decree, ruling or any other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (g) shall have used all commercially reasonable efforts to remove such order, decree or ruling; or

      (h) The parties hereby agree and acknowledge that a breach of the provisions of Sections 4.1, 4.2, 4.3, 4.4 and 4.6 are, without limitation, material Breaches of this Agreement.

      9.2 TERMINATION PROCEDURES.

      If NEWN wishes to terminate this Agreement pursuant to Section 9.1, NEWN shall deliver to the Shareholders, Anytone International and Anytone a written notice stating that NEWN is terminating this Agreement and setting forth a brief description of the basis on which NEWN is terminating this Agreement. If Anytone International or Anytone wishes to terminate this Agreement pursuant to Section 9.1, Anytone International or Anytone, as applicable, shall deliver to NEWN a written notice stating that Anytone International or Anytone is terminating this Agreement and setting forth a brief description of the basis on which Anytone International or Anytone is terminating this Agreement.

      9.3 EFFECT OF TERMINATION.

      In the event of termination of this Agreement as provided above, this Agreement shall forthwith have no further effect. Except for a termination resulting from a Breach by a party to this Agreement, there shall be no liability or obligation on the part of any party hereto. In the event of a breach, the remedies of the non-breaching party shall be to seek damages from the breaching party or to obtain an order for specific performance, in addition to or in lieu of other remedies provided herein. Upon request after termination, each party will redeliver or, at the option of the party receiving such request, destroy all reports, work papers and other material of any other party relating to the Exchange, whether obtained before or after the execution hereof, to the party furnishing same; provided, however, that Anytone International, Anytone and the Shareholders shall, in all events, remain bound by and continue to be subject to Section 4.6 and all parties shall in all events remain bound by and continue to be subject to Section 5.4 and 5.5.

      Notwithstanding the above, NEWN, on the one hand, and Anytone International, Anytone and the Shareholders, on the other hand, shall be entitled to announce the termination of this Agreement by means of a press release.

ARTICLE X.

MISCELLANEOUS

      10.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

      All representations and warranties of Anytone International, Anytone and the Shareholders in this Agreement and the Anytone International and Anytone Disclosure Schedule shall survive shall survive for two years after the date of this Agreement. The right to indemnification, reimbursement or other remedy based on such representations and warranties will not be affected by any investigation conducted by the parties.

      10.2 EXPENSES.

      Except as otherwise set forth herein, each of the parties to the Exchange shall bear its own expenses incurred in connection with the negotiation and consummation of the transactions contemplated by this Agreement.

      10.3 ENTIRE AGREEMENT.

      This Agreement and the other Transactional Agreements contain the entire agreement of the parties hereto, and supersede any prior written or oral agreements between them concerning the subject matter contained herein, or therein. There are no representations, agreements, arrangements or understandings, oral or written, between the parties to this Agreement, relating to the subject matter contained in this Agreement and the other Transaction Agreements, which are not fully expressed herein or therein. The schedules and each exhibit attached to this Agreement or delivered pursuant to this Agreement are incorporated herein by this reference and constitute a part of this Agreement.

      10.4 COUNTERPARTS

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

      10.5 DESCRIPTIVE HEADINGS.

      The Article and Section headings in this Agreement are for convenience only and shall not affect the meanings or construction of any provision of this Agreement.

      10.6 NOTICES.

      Any notices required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficiently given on the earlier to occur of the date of personal delivery, the date of receipt or three (3) days after posting by overnight courier or registered or certified mail, postage prepaid, addressed as follows:

If to NEWN:	NEW ENERGY SYSTEMS GROUP
A-3, Xinglian Industrial Zone,
He Hua Ling Pingxing Road, Xin Nan Ping Hu Town
Longgang, Shenzhen, China

If to Anytone International:	ANYTONE INTERNATIONAL (H.K.) CO., LTD.
5F, 51 Building, No. 5, Qiongyu Road,
Hightech industrial park, Nanshan district,
Shenzhen, China

If to Anytone:	SHENZHEN ANYTONE TECHNOLOGY CO., LTD.
5F, 51 Building, No. 5, Qiongyu Road,
Hightech industrial park, Nanshan district,
Shenzhen, China

If to the Shareholders:	To such address or addresses set forth on Schedule 1 annexed hereto.

      10.7 CHOICE OF LAW

      This Agreement shall be construed in accordance with and governed by the laws of the State of New York without regard to choice of law principles. The parties hereto each consent to the jurisdiction of the courts of the state of New York, county of New York and to the federal courts located in the county of New York, State of New York.

      10.8 BINDING EFFECT; BENEFITS

      This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties or their respective successors and permitted assigns, the Shareholders and other Persons expressly referred to herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

      10.9 ASSIGNABILITY

      Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party without the prior written consent of the other parties and any attempted assignment without such consent shall be void.

      10.10 WAIVER AND AMENDMENT

      Any term or provision of this Agreement may be waived at any time by the party, which is entitled to the benefits thereof. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. The parties may, by mutual agreement in writing, amend this Agreement in any respect. Anytone International, Anytone and the Shareholders hereby acknowledge their intent that this Agreement includes as a party any holder of capital stock in Anytone International and Anytone at the time of Closing. NEWN, Anytone International, Anytone and the Shareholders therefore agree that this Agreement may be amended, without the further consent of any party to this Agreement, (i) to add as a new Shareholder any existing shareholder of Anytone International or Anytone, and (ii) to modify Schedule 1 to reflect the addition of such shareholder.

      10.11 ATTORNEYS' FEES.

      In the event of any action or proceeding to enforce the terms and conditions of this Agreement, the prevailing party shall be entitled to an award of reasonable attorneys' and experts' fees and costs, in addition to such other relief as may be granted.

      10.12 SEVERABILITY.

      If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

      10.13 CONSTRUCTION.

      In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has or has had the opportunity to consult independent legal counsel in China regarding the legal effect and meaning of this document and all terms and conditions hereof; (c) has been afforded the opportunity to negotiate as to any and all terms hereof; and (d) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

      IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

NEW ENERGY SYSTEMS GROUP

By:
Name:
Title:

SHENZHEN ANYTONE TECHNOLOGY CO., LTD.

By:
Name:
Title:

ANYTONE INTERNATIONAL (H.K.) CO., LTD.

By:
Name:
Title:

SHAREHOLDERS:

See attached Shareholder signature pages

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

      “Agreement” shall mean the Share Exchange Agreement to which this Exhibit A is attached (including all Disclosure Schedules and all Exhibits), as it may be amended from time to time.

      “Approved Plans” shall mean a stock option or similar plan for the benefit of employees or others, which has been approved by the shareholders of Anytone.

      “Anytone Balance Sheet” shall mean Anytone's audited balance sheet at December 31, 2008.

      “Anytone Common Stock” shall mean the shares of common stock of Anytone.

      “Anytone International and Anytone Disclosure Schedule” shall have the meaning specified in introduction to Article II of the Agreement.

      “Anytone International Common Stock” shall mean the shares of common stock of Anytone International.

      “Average NEWN Stock Price” shall be US$6.60, based upon the average price of NEWN Common Stock from October 28, 2009 through and including November 11, 2009, as reported by the OTC Bulletin Board.

      “Breach.” There shall be deemed to be a “Breach” of a representation, warranty, covenant, obligation or other provision if there is or has been any inaccuracy in or breach of, or any failure to comply with or perform, such representation, warranty, covenant, obligation or other provision.

      “Certificates” shall have the meaning specified in Section 1.3 of the Agreement.

      “NEWN” shall have the meaning specified in the first paragraph of the Agreement.

      “NEWN Common Stock” shall mean the shares of common stock of NEWN.

      “NEWN SEC Reports” shall have the meaning specified in Section 4.6 of the Agreement.

      “Closing” shall have the meaning specified in Section 1.5 of the Agreement.

      “Closing Date” shall have the meaning specified in Section 1.5 of the Agreement.

      “Code” shall have the meaning specified in the Recitals of this Agreement.

      “Confidential Information” shall mean all nonpublic information disclosed by one party or its agents (the “Disclosing Party”) to the other party or its agents (the “Receiving Party”) that is designated as confidential or that, given the nature of the information or the circumstances surrounding its disclosure, reasonably should be considered as confidential. Confidential Information includes, without limitation (i) nonpublic information relating to the Disclosing Party's technology, customers, vendors, suppliers, business plans, intellectual property, promotional and marketing activities, finances, agreements, transactions, financial information and other business affairs, and (ii) third-party information that the Disclosing Party is obligated to keep confidential.

      Confidential Information does not include any information that (i) is or becomes publicly available without breach of this Agreement, (ii) can be shown by documentation to have been known to the Receiving Party at the time of its receipt from the Disclosing Party, (iii) is received from a third party who, to the knowledge of the Receiving Party, did not acquire or disclose such information by a wrongful or tortious act, or (iv) can be shown by documentation to have been independently developed by the Receiving Party without reference to any Confidential Information.

      “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

      “Disclosure Schedule Update” shall have the meaning specified in Section 4.4 of the Agreement.

      “Entity” shall mean any corporation (including any non profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

      “Environmental Laws” shall mean any Law or other requirement relating to the protection of the environment, health, or safety from the release or disposal of hazardous materials.

      “Environmental Permit” means all licenses, permits, authorizations, approvals, franchises and rights required under any applicable Environmental Law or Order.

      “Equity Security” shall mean any stock or similar security, including, without limitation, securities containing equity features and securities containing profit participation features, or any security convertible into or exchangeable for, with or without consideration, any stock or similar security, or any security carrying any warrant, right or option to subscribe to or purchase any shares of capital stock, or any such warrant or right.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Formation Date” means the date in which Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone Technology Co., Ltd. were formed.

      “GAAP” shall mean Generally Accepted Accounting Principles, applied on a consistent basis.

      “Governmental Authorization” shall mean any:

            (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or

            (b) right under any contract with any Governmental Body.

     “Governmental Body” shall mean any:

            (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;

            (b) federal, state, local, municipal, foreign or other government;

            (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); or

            (d) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature, including any court, arbitrator, administrative agency or commissioner, or other governmental authority or instrumentality.

      “Indebtedness” shall mean any obligation, contingent or otherwise. Any obligation secured by a Lien on, or payable out of the proceeds of, or production from, property of the relevant party will be deemed to be Indebtedness.

      “Intellectual Property” means all industrial and intellectual property, including, without limitation, all U.S. and non-U.S. patents, patent applications, patent rights, trademarks, trademark applications, common law trademarks, Internet domain names, trade names, service marks, service mark applications, common law service marks, and the goodwill associated therewith, copyrights, in both published and unpublished works, whether registered or unregistered, copyright applications, franchises, licenses, know-how, trade secrets, technical data, designs, customer lists, confidential and proprietary information, processes and formulae, all computer software programs or applications, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including manuals, memoranda, and records, whether such intellectual property has been created, applied for or obtained anywhere throughout the world.

      “Knowledge.” A corporation shall be deemed to have “knowledge” of a particular fact or matter only if a director or officer of such corporation has, had or should have had actual knowledge of such fact or matter.

      “Laws” means, with respect to any Person, any U.S. or non-U.S. federal, national, state, provincial, local, municipal, international, multinational or other law (including common law), constitution, statute, code, ordinance, rule, regulation or treaty applicable to such Person.

      “Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien or charge, right of first refusal, encumbrance or other adverse claim or interest of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction and including any lien or charge arising by Law.

      “Material Adverse Effect” means any change, effect or circumstance which, individually or in the aggregate, would reasonably be expected to (a) have a material adverse effect on the business, assets, financial condition or results of operations of the affected party, in each case taken as a whole, or (b) materially impair the ability of the affected party to perform its obligations under this Agreement and the Transaction Agreements, excluding any change, effect or circumstance resulting from (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, (ii) changes in the United States securities markets generally, or (iii) changes in general economic, currency exchange rate, political or regulatory conditions in industries in which the affected party operates.

      “Material Contract” means any and all agreements, contracts, arrangements, understandings, leases, commitments or otherwise, providing for potential payments by or to the company in excess of US$10,000, and the amendments, supplements and modifications thereto.

      “Order” shall mean any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Body.

      “Ordinary Course of Business” shall mean an action taken by Anytone International or Anytone if (i) such action is taken in normal operation, consistent with past practices, (ii) such action is not required to be authorized by the Shareholders, Board of Directors or any committee of the Board of the Directors or other governing body of Anytone International or Anytone and (iii) does not require any separate or special authorization or consent of any nature by any Governmental Body or third party.

      “Permitted Liens” shall mean (a) Liens for Taxes not yet payable or in respect of which the validity thereof is being contested in good faith by appropriate proceedings and for the payment of which the relevant party has made adequate reserves; (b) Liens in respect of pledges or deposits under workmen's compensation laws or similar legislation, carriers, warehousemen, mechanics, laborers and material men and similar Liens, if the obligations secured by such Liens are not then delinquent or are being contested in good faith by appropriate proceedings conducted and for the payment of which the relevant party has made adequate reserves; and (c) statutory Liens incidental to the conduct of the business of the relevant party which were not incurred in connection with the borrowing of money or the obtaining of advances or credits and that do not in the aggregate materially detract from the value of its property or materially impair the use thereof in the operation of its business.

      “Person” shall mean any individual, Entity or Governmental Body.

      “Pre-Closing Period” shall mean the period commencing as of the date of the Agreement and ending on the Closing Date.

      “Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation, commenced, brought, conducted or heard by or before, or otherwise has involved, any Governmental Body or any arbitrator or arbitration panel.

      “Representatives” of a specified party shall mean officers, directors, employees, attorneys, accountants, advisors and representatives of such party, including, without limitation, all subsidiaries of such specified party, and all such Persons with respect to such subsidiaries. The Related Persons of Anytone International or Anytone shall be deemed to be “Representatives” of Anytone International or Anytone, as applicable.

      “SEC” shall mean the Securities and Exchange Commission.

      “Securities Act” shall mean the Securities Act of 1933, as amended.

      “Taxes” shall mean all foreign, federal, state or local taxes, charges, fees, levies, imposts, duties and other assessments, as applicable, including, but not limited to, any income, alternative minimum or add-on, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, real property, recording, personal property, federal highway use, commercial rent, environmental (including, but not limited to, taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties or additions to tax with respect to any of the foregoing; and “Tax” means any of the foregoing Taxes.

      “Tax Group” shall mean any federal, state, local or foreign consolidated, affiliated, combined, unitary or other similar group of which Anytone International or Anytone is now or was formerly a member.

      “Tax Return” shall mean any return, declaration, report, claim for refund or credit, information return, statement or other similar document filed with any Governmental Body with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

      “Transactional Agreements” shall mean this Agreement and any other documents required for the closing of the transactions contemplated hereby.

SCHEDULE 1

ANYTONE INTERNATIONAL SHAREHOLDERS

Name and Address	Number of Shares of Anytone International	Number of Shares of NEW ENERGY SYSTEMS Group
GoldRiver Industrial Holding Limited Room 806, Decheng Building, No 20, Queens E. Blvd., Hong Kong, China	1,080,000	1,078,182
Xiaohong Peng 501, Building A, Lixin Village, Xuefu Rd., Nanshan District, Shenzhen City, Guangdong Province, China	648,000	646,909
Ruizheng Cheng 2C-502, Yude Juayuan, Nanshan District, Shenzhen City, Guangdong Province, China	684,000	682,848
Siqiang Qiu No. 246, Building 852, Guihuashu Village, Lushui Lake, Chibi City, Hubei Province, China	360,000	359,394
Qiong Wang No. 97, Heibei Blvd, Chimagang, Chibi City, Hubei Province, China	360,000	359,394
Liang Lei 505, No. 3, Keyuan N. Kingyu Rd., Nanshan District, Shenzhen City, Guangdong Province, China	360,000	359,394
ChauYueh Jen Room 303, Dongme Center, No. 45, Des Voeux Rd Central, Hong Kong, China	108,000	107,818
Total	3,600,000	3,593,939

ANYTONE OWNERS

Name and address	% of Registered Capital	Registered Capital (RMB)	Registered Capital (USD)
Dongrong Xu 701, Building D, Lixin Village, Xuefu Rd., Nanshan District, Shenzhen City, Guangdong Province, China	85%	3,060,000	448,188
Zaoxian Fang No. 75-16, Continental Manor, Flower Lake, Huangshigang District, Huibei Province, China	15%	540,000	79,092
Total	100%	3,600,000	527,280

SCHEDULE 2

ANYTONE INTERNATIONAL AND ANYTONE DISCLOSURE SCHEDULE

COUNTERPART SIGNATURE PAGE

SHARE EXCHANGE AGREEMENT
AMONG
NEW ENERGY SYSTEMS GROUP,
ANYTONE INTERNATIONAL (H.K.) CO., LTD
SHENZHEN ANYTONE TECHNOLOGY CO., LTD.
AND THE SHAREHOLDERS NAMED THEREIN

      A. The undersigned shareholder of ANYTONE INTERNATIONAL (H.K.) CO., LTD (“Anytone International”) desires to enter into the Share Exchange Agreement dated November  , 2009 (the “Agreement”), among NEW ENERGY SYSTEMS GROUP, Anytone International, Shenzhen Anytone TECHNOLOGY CO., LTD. (“Anytone”) and the Shareholders of Anytone International named therein, a copy of which has been delivered to the undersigned.

      B. The undersigned hereby adopts, accepts and agrees to all of the terms and provisions of the Agreement.

      C. This Counterpart Signature Page has been executed by the undersigned Shareholder. The parties to the Agreement are hereby authorized to attach this Counterpart Signature Page to a copy of the Agreement, together with executed Counterpart Signature Pages of the other Shareholders. The undersigned agrees that when this Counterpart Signature Page has been appended to the Agreement, the Agreement shall thereupon become a binding agreement between the undersigned, NEWN, Anytone International, Anytone and other Shareholders who have executed similar Counterpart Signature Pages, enforceable against the undersigned in accordance with its terms, without further action by the undersigned.

      IN WITNESS WHEREOF, the undersigned has executed and delivered this Counterpart Signature Page as of the _____ day of November 2009.

                                        SHAREHOLDER:

                                        By: ______________________________
                                        Name: ___________________________

   Number of Shares owned: ____________________________

EXHIBIT B

Joint Filing Agreement

The undersigned hereby agree as follows:

     (i) Each of the undersigned is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

April 22, 2010	GoldRiver Industrial Holding Limited

Weihe Yu

April 22, 2010	Weihe Yu

/s/ Weihe Yu
Weihe Yu, Individually